Room 4561

September 3, 2008

Robert Burden
Chief Executive Officer
Playbox (US) Inc.
Suite 3.19, 130 Shaftesbury Avenue
London, England W1D 5EU

> **Re:** **Playbox (US) Inc.**
> **Form 8-K Filed July 25, 2008**
> **File No. 0-52752**

Dear Mr. Burden,

     We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief